Peak Software to be Used to Allocate Government Relief Funds to Coronavirus Affected Businesses

Montreal, Quebec--(Newsfile Corp. - March 3, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that the Company's Cubeler Lending Hub platform will be used to help distribute government relief funds from the Jiangyin Municipal Government and the Jiangyin Federation of Industry and Commerce to the city's small and medium sized businesses most affected by the coronavirus.

The funds will be distributed to affected SMEs in the form of low-interest loans at 18 local and national banks operating in Jiangyin, including Jiangyin Rural Bank, the Bank of Jiangsu, Shanghai Pudong Bank and the Bank of Communications. The eligibility of SMEs to receive the loans will be determined based on specific criteria established by the government and programmed into the Lending Hub platform specifically for that purpose.

"We're very pleased that our Lending Hub platform was selected by the Jiangyin government to play a role in helping some of the city's businesses get back on track," commented Peak China CEO, Liang Qiu. "We're happy to do anything we can to help the local economy and are very grateful to have an opportunity to work with the government and so many of the city's banks. We look forward to helping Jiangyin quickly get back to normal and to continue to build on our new relationships with the city's banks well beyond the duration of the relief program," concluded Mr. Qiu.

The government has asked participating banks to begin contacting their small and medium sized business clients to let them know about the program and will itself begin a public awareness campaign about the program by the end of the week. Peak will issue a follow up release on the financial implications of today's news for its Asia Synergy Data Solutions subsidiary, which manages the Lending Hub, after the government has launched the public awareness campaign.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/53076